The Law Office of Stephen E. Rounds
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Denver, Colorado 80206
Tel. 303.377.6997  Fax 303.377.0231
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August 27, 2010

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attn:	Errol Sanderson

Re:	Zhong Wen International Holding Co., Ltd.
Registration Statement on Form S-l
Pre-Effective Amendment No. 2
Filed August 20, 2010
File No. 333-167663

Dear Mr. Sanderson:

We represent Zhong Wen International Holding Co., Ltd (the “Company”) in United States securities matters.  The Company has filed Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Amendment”), in response to the comment letter of August 26, 2010.

As stated in the Explanatory Note, the filing amends Part II of the Registration Statement, only for filing the executed Exhibit 10.1.

The text of the comment in your letter, and the Company’s response, are set forth below.

Comment 1:

We note your response to comment 4 in our letter dated August 19, 2010 and reissue this comment in part.  In this regard, we note that exhibit 10.1 does not appear to be executed.  Please file an executed version of the agreement that clearly shows the signatures of the parties.

Response:

Thank you.  Exhibit 10.1 has been filed, showing the signatures of the parties.

If you should have any questions in the course of review, please call.

Yours Sincerely,

/s/ Stephen E. Rounds